EXHIBIT (99)-1







                      [LETTERHEAD OF NORTHERN STATES POWER]


         May 1, 1995


                     NORTHERN STATES POWER, WISCONSIN ENERGY
                     ANNOUNCE STRATEGIC BUSINESS COMBINATION


                   Minneapolis, Minn., and Milwaukee, Wis. -- Northern States Power Company (NYSE: NSP) of Minneapolis, and Wisconsin Energy Corporation (NYSE: WEC) of Milwaukee, two of the na-tion's leading utility companies, today announced that they have signed a definitive agreement to engage in a strategic business combination.

                   The merger-of-equals transaction, which was unani-mously approved by both companies' Boards of Directors, will join two companies whose current combined market capitalization is approximately $6.0 billion, and will create the tenth-largest investor-owned utility company in the United States, based on market capitalization. For the year ended December 31, 1994, the combined revenues of Wisconsin Energy and North-ern States Power were $4.2 billion, with assets of more than $10.0 billion.

                   In view of both companies' management teams, this transaction creates a combined enterprise well-positioned for an increasingly competitive energy industry environment. It is designed to achieve continued competitive energy rates over the long term for the companies' respective customers and to en-hance value for the shareholders of both companies. A pre-liminary estimate indicates that the merger will result in net savings of approximately $2.0 billion over 10 years.

                   Upon completion of the merger, the synergies created will allow the companies to implement a modest retail electric rate reduction followed by a rate freeze for retail electric customers through the year 2000.

                   As a result of the transaction, a registered public utility holding company, which will be known as Primergy Cor-poration (Primergy), will be the parent of both NSP and the current operating subsidiaries of Wisconsin Energy. Primergy will serve 2.3 million electric customers and 750,000 natural gas customers, and its service territory will include portions of Minnesota, Wisconsin, North Dakota, South Dakota and the
         Upper Peninsula of Michigan.  The business of Primergy will







         consist of utility operations and various non-utility enter-prises, including independent power projects.

                   After giving effect to the transaction, holders of Northern States Power (NSP) common stock will own 1.626 shares of stock of Primergy for each share of NSP stock they own, and Wisconsin Energy (WEC) shareholders will own one share of Primergy common stock for each share of Wisconsin Energy common stock they own. As of April 20, 1995, Wisconsin Energy had
         109.4 million shares outstanding, and Northern States Power had
         67.3 million shares outstanding. Accordingly, based on the number of outstanding common shares, 50% of the common equity of Primergy would be held by existing Northern States Power Company shareholders and 50% by existing Wisconsin Energy com-mon shareholders. The holders of preferred stock of Northern States Power will receive preferred stock in a successor cor-poration with identical terms. The preferred stock of Wiscon-sin Electric Power Company will remain outstanding after the transaction. It is a condition of closing that the parties receive an Internal Revenue Service ruling that the exchange of stock qualifies as a tax-free transaction, and obtain appro-priate accounting assurances that the transaction will be accounted for as a pooling of interests.

                   It is anticipated that Primergy will adopt NSP's dividend payment level adjusted for the exchange ratio. NSP currently pays $2.64 per share annually, and WEC's annual div-idend rate is currently $1.47 per share. Based on the exchange ratio and NSP's current dividend rate, the pro forma dividend rate for Primergy would be $1.62 per share. Both companies have historically increased their dividends consistently, and anticipate that such policies will continue, both before and after the merger, subject to earnings performance and regula-tory constraints.

                   James J. Howard, chairman, president and chief exec-utive officer of NSP, said: "This transaction is the best and most financially conservative way to ensure continued competi-tive rates over the long term for the customers of both compa-nies. By doing that, we will help our communities attract new business, add jobs and strengthen the economy in our combined service territory. That, in turn, will position the combined company to build long-term value for all its shareholders -- many of whom are also customers."

                   Richard A. Abdoo, chairman, president and chief ex-ecutive officer of Wisconsin Energy Corporation, said: "This merger gets us in front of the changing energy marketplace. We are initiating a thoughtful combining of resources and talents to manage successfully in the much more demanding times ahead.







         Our common goal is to be a premier investor-owned energy com-pany -- in meeting customer needs, having competitive rates and creating shareholder value."

                   Following completion of the merger, Howard, 59, will serve as chairman and chief executive officer of Primergy. Abdoo, 51, will become vice chairman, president and chief op-erating officer of Primergy. Abdoo will become chief executive officer of Primergy in May 1998. Howard will continue as chairman of the new company until his expected normal retire-ment date in July 2000, at which time Abdoo will become chair-man.

                   After the merger, Northern States Power Company and Wisconsin Energy Company (a consolidation of Wisconsin Energy's existing utility subsidiaries Wisconsin Electric Power Company and Wisconsin Natural Gas Company) will continue to operate under those names as the principal subsidiaries of Primergy.
         It is anticipated that, following the merger, NSP-Wisconsin will merge into Wisconsin Energy. The headquarters of the two utilities will remain in their current locations, NSP's in Minneapolis and Wisconsin Energy's in Milwaukee. The head-quarters of Primergy, a Wisconsin corporation, will be in Min-neapolis. The Board of Directors of Primergy will be composed of six current directors of NSP and six current directors of WEC.

                   "The benefits of this strategic combination for shareholders are expected to be substantial," Howard said. "Value will be obtained from the strengthening and improved cost-efficiency of our combined product lines. The profes-sional, productive attitudes of both employee groups will com-bine to enhance solid traditions of quality customer service."

                   "We intend to be a winner in the new market ahead," Abdoo stated, "and that means first and foremost a clear focus on customers. Knowing what our customers want, and meeting those needs quickly, efficiently and with quality is what this merger of two great companies is all about."

                   According to Howard and Abdoo, an additional benefit of the merger is that it will leverage the complementary envi-ronmental expertise and leadership of both companies. The combined entity will utilize the most efficient, least-pol-luting generation sources available to provide customers with reliable electricity systemwide.

                   Both NSP and WEC recognize that the divestiture of their existing gas operations and certain non-utility opera-tions is a possibility under the new registered holding company







         structure, but will seek approval from the Securities and Ex-change Commission to maintain such businesses. If divestiture is ultimately required, the SEC has historically allowed com-panies sufficient time to accomplish divestitures in a manner that protects shareholder values.

                   The merger is subject to approval by the shareholders of both companies and various regulatory agencies including the Securities and Exchange Commission; the Federal Energy Regula-tory Commission; state regulators in Minnesota, Wisconsin and certain other states where the companies conduct business; and the Nuclear Regulatory Commission. The merger is also subject to the termination or expiration of the applicable waiting pe-riod under the Hart-Scott-Rodino Antitrust Improvements Act.
         It is expected that preliminary proxy materials will be filed with the Securities and Exchange Commission in the near future. While the timing of the regulatory process cannot be predicted with certainty, the parties currently expect completion of the transaction in the fourth quarter of 1996.

                                   #    #    #

         Wisconsin Energy Corporation

                   Wisconsin Energy (WEC), headquartered in Milwaukee, is a holding company with seven wholly owned subsidiaries and approximately 5,000 employees. The utility subsidiaries are Wisconsin Electric Power Company (WEPCO) and Wisconsin Natural Gas Company (WNG).

                   WEPCO serves about 945,000 electric customers in three non-contiguous areas which include southeastern Wisconsin (including the Milwaukee area), eastern Wisconsin (including Appleton), and northeastern Wisconsin and the Upper Peninsula of Michigan. WEPCO also sells steam utility service in down-town Milwaukee to both space heating and manufacturing cus-tomers.

                   WEC's electric energy mix is 64% coal, 27% nuclear, 7% purchased power and 2% other. The Point Beach nuclear units 1 and 2 provide 19% of company-owned generating capability.

                   WNG services about 350,000 gas customers in south-eastern Wisconsin, the Fox Valley, and in the Prairie du Chien area. In 1994, WNG acquired Wisconsin Southern Gas Company, Inc. If regulatory approvals are obtained, WNG will merge with WEPCO December 31, 1995.

                   Wisconsin Energy's non-utility subsidiaries --
         WisPark Corp., Witech Corp., Wisvest Corp., Badger Service Co.,







         and Wisconsin Michigan Investment Corp. -- are devoted prima-rily to stimulating economic growth in the utilities' service territories and to capitalizing on diversified investment op-portunities for shareholders.

         Northern States Power Company

                   Northern States Power Company (NSP), with headquar-ters in Minneapolis, serves customers in Minnesota, Wisconsin, North Dakota, South Dakota and Michigan. NSP generates, transmits and distributes electricity to about 1.4 million customers and distributes natural gas to approximately 400,000 customers. The company employs approximately 7,000 people.

                   NSP-Minnesota operates in Minnesota, North Dakota and South Dakota. NSP-Wisconsin is a wholly owned subsidiary op-erating in Wisconsin and the Upper Peninsula of Michigan.

                   NSP's electric energy mix is 48% coal, 28% nuclear, 20% purchased power and 4% hydro and renewables. NSP's Prairie Island and Monticello nuclear plants provide 22% of company-owned generating capability.

                   NRG Energy, Inc., with headquarters in Minneapolis, is a wholly owned subsidiary operating non-regulated energy business activities.

                   Cenergy, Inc., a wholly owned subsidiary of NSP, markets natural gas and energy-related services throughout the United States. In December 1994, the Federal Energy Regulatory Commission granted the company a license to also market elec-tricity.

                   Viking Gas Transmission Company, also a wholly owned subsidiary, owns and operates a 500-mile natural gas pipeline serving the Upper Midwest. The pipeline provides transporta-tion services and has direct access to four major interstate and international pipelines linked to the majority of natural gas supplies in North America.







         CONTACTS
         For Northern States Power Company  For Wisconsin Energy Corporation

         Investor inquiries:                Investor inquiries:

         Dick Kolkmann                      Cal Baker
              612/330-6622                       414/221-2126
         Jackie Currier                     Jeff West
              612/330-6020                       414/221-2590
         Jim McIntyre
              612/330-7712


         Media inquiries:                   Media inquiries:

         Margaret Papin                     Rick James
         612/337-2167                       414/221-4444 (Monday, 5/1)
                                            414/221-3818 (Tuesday, 5/2 and
                                            following)